UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR AND PSP INVESTMENTS ACQUIRE 50% STAKE IN

AEROSTAR, OPERATOR OF SAN JUAN AIRPORT

ASUR increases ownership interest from 50% to 60%; PSP Investments acquires 40% interest

Mexico City, May 30, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan and the Public Sector Pension Investment Board (“PSP Investments”), one of Canada’s largest pension investment managers, today announced their collective acquisition of a 50% interest in Aerostar Airport Holdings LLC (“Aerostar”). They acquired the interest from funds managed by Oaktree Capital Management, L.P. (“Oaktree”). Aerostar has been the operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico (“San Juan Airport”) since February 27, 2013.

ASUR, already a 50% shareholder in Aerostar, acquired an additional 10%, consolidating its total interest to 60%, while PSP Investments acquired a 40% interest in Aerostar. This represents a combined investment of US$430 million. This transaction has received all required regulatory approvals.

Following the finalizing of the acquisition, ASUR expects to consolidate Aerostar’s results into its financial statements.

“We are extremely pleased to increase our participation in San Juan Airport”, said Adolfo Castro Rivas, Chief Executive Officer of ASUR. “ASUR is committed to continuing to offer world-class service to all of its customers. We look forward to working closely with AviAlliance to provide further enhancements to operations and customer service, to benefit LLM´s passengers for the long term.”

“This acquisition is an excellent fit with PSP Investments’ long-term investment philosophy and leverages the capabilities of AviAlliance, our airport platform,” said Patrick Charbonneau, Managing Director, Infrastructure Investments, PSP Investments. “We look forward to complementing ASUR’s expertise with that of AviAlliance, to develop a constructive and lasting partnership dedicated to delivering best-in-class operations at San Juan Airport.”

“Our goal is to strengthen the operational quality and service level of the San Juan Airport, further supporting the continued economic development and potential of the San Juan area,” said Holger Linkweiler, Managing Director, AviAlliance.

ASUR Page1 of 2

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

About PSP Investments

The Public Sector Pension Investment Board (PSP Investments) is one of Canada's largest pension investment managers with C$125.8 billion of net assets under management as at September 30, 2016. It manages a diversified global portfolio composed of investments in public financial markets, private equity, real estate, infrastructure, natural resources and private debt. Established in 1999, PSP Investments manages net contributions to the pension funds of the federal Public Service, the Canadian Armed Forces, the Royal Canadian Mounted Police and the Reserve Force. Headquartered in Ottawa, PSP Investments has its principal business office in Montréal and offices in New York and London. For more information, visit investpsp.com or follow Twitter @InvestPSP.

About AviAlliance

AviAlliance is one of the world’s leading private industrial airport platforms with a portfolio composed of shareholdings in 4 European airports: Athens, Budapest, Düsseldorf and Hamburg airports. In 2016, these airports handled 71.2 million passengers. In 2013, PSP Investments completed the acquisition of HOCHTIEF AirPort, which was rebranded as AviAlliance shortly following the transaction. Additional information is available online at www.avialliance.com

About the San Juan Airport

The Luis Muñoz Marín International Airport is the largest and busiest airport in the Caribbean, welcoming approximately 9 million passengers in 2016. It serves the capital of Puerto Rico, San Juan, and represents the island’s primary gateway for international and mainland-US destinations. The San Juan Airport was the first, and is currently the only, major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. In 2013, Aerostar was granted a 40-year long-term lease agreement to operate the Luis Muñoz Marín International Airport, expiring in 2053.

For more information:

Verena Garofalo

PSP Investments

514-218-3795

media@investpsp.com

MBS Value Partners

Susan Borinelli

+1-646-330-5907

susan.borinelli@mbsvalue.com

 - END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: May 30, 2017